INFORMATION STATEMENT PURSUANT TO SECTION 14(f)

OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

REPORT OF CHANGE IN MAJORITY OF DIRECTORS

August 19, 2005

Javakingcoffee, Inc. ("we" or the "Company") is sending this Information Statement to you and each of the Company's other stockholders with respect to the pending appointment of its new Board of Directors. The appointment of a new board of directors is occurring pursuant to an Agreement and Plan of Reorganization (the "Agreement") dated August 18, 2005, between the Company, Whistlertel, Inc., a Nevada corporation ("Whistlertel"), and Hybrid Technologies, Inc., a Nevada corporation ("Hybrid").

On August 19, 2004, the Company completed the acquisition of Whistlertel by issuing an aggregate of 80,000,000 shares of our common stock to Hybrid, the sole stockholder of Whistlertel, in exchange for all of the outstanding shares of Whistlertel.

Hybrid is a publicly traded company that is involved in the development and marketing of electric powered vehicles and products. The common stock of Hybrid is traded on the OTC Bulletin Board under the symbol HYBT.OB. Hybrid is a reporting company under the Securities Exchange Act of 1934, as amended, and its filings with the Securities and Exchange Commission ("SEC") are available at www.sec.gov, the SEC's web site.

On December 3, 2004, Hybrid's wholly-owned subsidiary, Whistlertel, formed on November 24, 2004, acquired all of the assets of Trade Winds Telecom, LLC, Fort Lauderdale, Florida, for a purchase price of $100,000. $20,000 of the purchase price was paid at closing on December 3, 2004, and the $80,000 balance of the purchase price is represented by a one-year note. The note is a liability of Hybrid, but not of Whistlertel, and under the Agreement we have not separately assumed liability for payment of this note. The stated objective of Whistlertel through its acquisition of the assets of Trade Winds Telecom LLC was to develop a superior multilevel platform that provides highly reliable and advanced telecommunications services. WhistlerTel planned to focus its efforts in many parts of the globe including developing countries where most areas are equipped with simple cable broadband internet services only, not telephone connections. The VoIP system is developed to work via the internet thus allowing those destinations to have access to a highly advanced telephone system. The immediate focus was planned to be Mexico, Guatemala, Honduras, Peru, Argentina, and mainland China. WhistlerTel currently services customers in North America, Central America, Latin America and Europe.

Please refer to Hybrid's reports filed with the SEC for a discussion of the business of Whistlertel, and in particular Hybrid's Current Report on Form 8-K, filed December 8, 2004, and the amendment to that report, filed May 20, 2005, both of which relate specifically to the acquisition of Trade Winds Telecom, LLC and the latter of which includes financial statements of Trade Winds Telecom, LLC.

This information is provided for information purposes only. We are not soliciting proxies in connection with the items described herein. You are urged to read this Information Statement carefully. You are not, however, required to take any action.

The information contained in this Information Statement concerning the designees for the Company's Board of Directors has been furnished to the Company by such designees, and the Company assumes no responsibility for the accuracy, completeness or fairness of any of that information.

At the close of business on August 19, 2005, there were 115,000,000 shares of the Company's Common Stock issued and outstanding. The Company's Common Stock is the only class of its securities outstanding having the right to vote for the election of directors of the Company. Each share of Common Stock entitles its record holder to one vote.

This Information Statement is being sent on or about August 20, 2005.

BOARD DESIGNEES

The persons listed below in this Information Statement (the "Board Designee") are to be elected to the Board of Directors effective August 30, 2005:

NAMES AND ADDRESSES OF BOARD DESIGNEES	AGE	OCCUPATION
Holly A. Roseberry 1260 N. Sloan Lane Las Vegas, NV 89110	53	President, Chief Executive Officer and Director of Hybrid Technologies, Inc.

Mehboob Charania 56 Edgeland Rd. NE Calgary, Alberta T3A 2Y4 Canada	50	Secretary, Treasurer and Director of Hybrid Technologies, Inc.

On August 18, 2005, the Board of Directors of the Company appointed Ms. Roseberry and Mr. Charania as directors of the Company effective August 30, 2005, at which time the three current members of the Company's Board of Directors, Messrs, Chen Wu, Udaya Madanayake and Tony Castro will resign as directors. See "DIRECTORS AND EXECUTIVE OFFICERS" below.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of August 19, 2005, the Company had a total of 115,000,000 shares of common stock issued and outstanding, which is the only issued and outstanding voting equity security of the Company. The information set forth below reflects the 10-for-1 forward stock split effective August 1, 2005.

The following table sets forth, as of August 19, 2005, certain information with respect to the beneficial ownership of our common stock by each stockholder known by us to be the beneficial owner of more than 5% of our common stock and by each of our current directors and executive officers. Each person has sole voting and investment power with respect to the shares of common stock, except as otherwise indicated. Beneficial ownership consists of a direct interest in the shares of common stock, except as otherwise indicated.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Class(1)
Hybrid Technologies, Inc. 5001 East Bonanza Drive Suite 138-145 Las Vegas, NV 89110	80,000,000 common shares	69.56%
Chen Wu #248, 811A Ryan Road Richmond, B.C. V7A 2E4 Canada	10,000,000 common shares	8.69%
Udaya Madanayake 1532 Manning Avenue Port Coquitlam, B.C. V3B 1K5 Canada	10,000,000 common shares	8.69%
Directors and Executive Officers as a Group	20,000,000 common shares	17.39%

(1) Based on 115,000,000 shares of common stock issued and outstanding as of August 19, 2005. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as otherwise indicated, we believe that the beneficial owners of the common stock listed above, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable.

Changes in Control:

The August 18, 2005 Agreement, described above, resulted in a change in control of the Company.

LEGAL PROCEEDINGS

As of the date of this statement, there is no material proceeding to which any director, officer, affiliate, or shareholder of the Company is a party adverse to the Company.

DIRECTORS AND EXECUTIVE OFFICERS

Existing Directors and Officers.

The following table and text set forth the names and ages of all directors and executive officers of the Company as of August 19, 2005. The Board of Directors is comprised of only one class. All of the directors will serve until the next annual meeting of stockholders and until their successors are elected and qualified, or until their earlier death, retirement, resignation or removal. Officers are elected at the Annual Meeting of the Board of Directors, which immediately follows the Annual Meeting of Stockholders. There are no family relationships among directors and executive officers. Also provided herein is a brief description of the business experience of each director and executive officer during the past five years and an indication of directorships held by each director in other companies subject to the reporting requirements under the Federal securities laws.

Name	Age	Position with Company
Chen Wu	27	Director, President and CEO
Udaya Madanayake	27	Director, CFO and Treasurer
Tony Castro	30	Director and Secretary

Background of Officers and Directors

The following is a brief account of the education and business experience during at least the past five years of each director, executive officer and key employee, indicating the principal occupation during that period, and the name and principal business of the organization in which such occupation and employment were carried out.

Chen Wu, Director, President and Chief Executive Officer

Chen Wu was educated in Shanghai, China and obtained a bachelor degree in 1997 in International Trade and Economy from the Shanghai Maritime University. From 1997 to 1998, Mr. Wu served as the e-commerce project manager for the China Chamber of Commerce of Medicines & Health Products Importers & Exporters and assisted the organization to set up one of the first e-commerce websites in China. From 1999 to 2000, he worked as an independent business consultant for Bowen Technologies Inc., a Taiwanese company, and was responsible for introducing the fingerprint based technology for employee management & data collection system to the Chinese market. Since 1997, Mr. Wu has developed meaningful experience in establishing collaborations between Chinese businesses and American and Canadian enterprises. One collaboration in which Mr. Wu participated in 2000 was the joint venture between Corinex Communications Corp., a Canadian company, and its Chinese partner, the COSCO Group, for the distribution of communication equipment in China. Mr. Wu assisted Corinex Communications by introducing the technology to the COSCO Group, participating in the demonstration of the technology and participating in the negotiation between Corinex Communications and the COSCO Group regarding the distribution rights of the communication equipment in China. Mr. Wu assisted Corinex and COSCO Group as an independent consultant, working for himself. From 2001 to present, Mr. Wu has also served as a director and the Chief Financial Officer, Secretary and Treasurer of Titanium Intelligence, Inc., a company that promotes and operates an Internet textile website targeting manufacturers and exporters of textile products in China. Titanium Intelligence, Inc. is a development stage company registered under the Securities Exchange Act of 1934. We expect that Mr. Wu will spend approximately 10 to 20 hours a week on the business activities of our company.

Udaya Madanayake, Director, Chief Financial Officer and Treasurer

Udaya Madanayake was born and educated in Pannipitiya, Sri Lanka. Mr. Manadayake has been involved in the specialty coffee industry for more than 10 years. From 1990 to 2001, he served as a manager at Java Express, a specialty coffee store in Vancouver, British Columbia. He was responsible for the strategic planning and business development of Java Express. At Java Express, he received training and acquired experience relating to the establishment and management of specialty coffee outlets. He was also responsible for training new employees at Java Express. We expect Mr. Madanayake to spend approximately 10 to 15 hours a week on the business activities of our company.

Tony Castro, Director and Secretary

Tony Castro was born and educated in Winnipeg, Manitoba. From 1988 to 1998, Mr. Castro served as an assistant manager at Canada Safeway Ltd., responsible for the cash management and customer service functions of the store where he was stationed. From 1997 to 2000, Mr. Castro worked for Hostess Frito Lay Company as a sales representative, responsible for distribution of new products of that company in his assigned territory in Winnipeg, Manitoba. From 2001 to present, Mr. Castro has been the vice president of sales at Titanium Web Design, Inc., a company involving in providing website design, multimedia(digital video/audio), and advanced programming services to small to medium size companies. We expect Mr. Castro to spend approximately 10 to 12 hours a week on the business activities of our company.

Involvement in Certain Legal Proceedings.

Except as stated below, during the past five years, no director, person nominated to become a director, executive officer, promoter or control person of our Company:

(1) was a general partner or executive officer of any business against which any bankruptcy petition was filed, either at the time of the bankruptcy or two years prior to that time;

(2) was convicted in a criminal proceeding or named subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

(3) was subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

(4) was found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Compliance with Section 16(a) of the Securities Exchange Act of 1934, as amended:

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's directors and executive officers and persons who own more than 10% of a registered class of the Company's equity securities to file various reports with the Securities and Exchange Commission concerning their holdings of, and transactions in, securities of the Company. Copies of these filings must be furnished to the Company.

The Company believes that all individual filing requirements applicable to the Company's directors and executive officers were complied with under Section 16(a) during the year ended December 31, 2004.

The Company's Board of Directors does not have any standing audit, nominating, or compensation committees.

Dated: August 19, 2005

By Order of the Board of Directors

JAVAKINGCOFFEE, INC.

/s/Chen Wu

CHEN WU
President and Chief Executive Officer